Reservoir Media, Inc.

75 Varick Street, 9th Floor

New York, New York 10013

August 10, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Janice Adeloye

Brian Fetterolf

Division of Corporation Finance Office of Trade & Services

Re:	Reservoir Media, Inc.
Registration Statement on Form S-3
Filed July 28, 2022
File No. 333-266370

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, we hereby request that the effective date of the above-referenced Registration Statement on Form S-3 be accelerated to August 10, 2022 at 11:00 a.m. New York City time or as soon thereafter as may be practicable.

If you have any questions regarding the foregoing, please contact David S. Huntington of Paul, Weiss, Rifkind, Wharton & Garrison LLP at 212-373-3124.

Very truly yours,

RESERVOIR MEDIA, INC.

/s/ Jim Heindlmeyer
Name: Jim Heindlmeyer
Title: Chief Financial Officer

cc:	Paul Weiss, Rifkind, Wharton & Garrison LLP

David S. Huntington